SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
WESTERN SIZZLIN CORPORATION
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
959542101
(CUSIP Number)

Sardar Biglari	Shawn Sedaghat	Jonathan Dash	Titus W. Greene
The Lion Fund, L.P.	9701 Wilshire Blvd.#1110,	183 Rodeo Drive,	2109 Windermere Lane
9311 San Pedro Avenue,	Beverly Hills, CA 90201	Beverly Hills, CA 90212	Shelby, NC 28150
Suite 1440	Telephone: 310-205-9038	Telephone: 310-502-6364	Telephone: 704-481-8800
San Antonio, TX 78216
Telephone: 210-344-3400
(Names, Addresses and Telephone Numbers of Persons Authorized to
Receive Notices and Communications)
Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280
September 29, 2006
(Date of Event Which Requires Filing of This Statement)
If any filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box ☐.

Page 1 of 10 Pages

CUSIP No.	959542101	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	The Lion Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		289,127

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		289,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	289,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	959542101	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Biglari Capital Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		289,127

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		289,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	289,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	959542101	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Sardar Biglari

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		289,127

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER:

		289,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	291,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	959542101	Page	5	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Shawn Sedaghat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		169,921

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		169,921

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	169,921

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	959542101	Page	6	of	10

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Jonathan Dash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		63,584*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		63,584*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

63,584*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, IA

*	Of these 63,584 shares, 55,034 shares (the “Client Shares”) are owned of record by, or held in street name on behalf of, clients for which Mr. Dash serves as an investment advisor. Mr. Dash provides investment advisory services through and is President of Dash Acquisitions LLC. Mr. Dash has sole voting and dispositive power over the Client Shares.

CUSIP No.	959542101	Page	7	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Titus W. Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		20,550

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,550

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 4 (“Amendment”) amends and supplements the original Statement on Schedule 13D filed jointly on March 10, 2006, as amended by Amendment No. 1, also filed jointly on March 10, 2006, as further amended by Amendment No. 2 jointly filed on April 28, 2006, and as further amended by Amendment No. 3 jointly filed on July 7, 2006 (together, the “Original Schedule 13D”) by (A)(i) Lion Fund, L.P., a Delaware limited partnership, (the “Lion Fund”), (ii) Biglari Capital Corp., a Texas corporation (“BCC”), and (iii) Sardar Biglari, a United States citizen (“Mr. Biglari;” collectively with the Lion Fund and BCC, the “Biglari Affiliates”), (B) (i) Shawn Sedaghat, a United States citizen (“Mr. Sedaghat”) and (ii) Jonathan Dash, a United States citizen (“Mr. Dash”) and (C) Titus W. Greene, a United States citizen (“Mr. Greene;” and collectively with the Biglari Affiliates, Mr. Sedaghat and Mr. Dash, the “Reporting Persons”) to report the beneficial ownership of shares of common stock, $.01 par value per share (the “Common Stock”), of Western Sizzlin Corporation, a Delaware corporation (the “Issuer”). Collectively, the Reporting Persons beneficially own 545,182 shares of Common Stock, representing 45.5% of the outstanding shares of Common Stock.
     The Reporting Persons are filing this Amendment to update certain information with respect to the Reporting Persons reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.
     The Reporting Persons believe that they have substantially accomplished the previously stated goals of their group. Accordingly, effective upon the date of this Amendment, the Reporting Persons have agreed to disband their group and will no longer operate as a group in furtherance of any purpose set forth under Item 4 of Schedule 13D (although they reserve the right to reconstitute the group and pursue such or other purposes in the future, as they may deem necessary). Going forward, each Reporting Person intends to make required filings under Section 13 of the Securities Exchange Act of 1934, if any, on an individual basis.
     Mr. Greene expressly disclaims beneficial ownership of any shares other than the shares owned of record by him and, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 4,000 shares subject to acquisition by Mr. Greene within 60 days upon exercise of options held by him. The Biglari Affiliates expressly disclaim beneficial ownership of any shares other than 289,127 shares held in street name on behalf of the Lion Fund and, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, 2,000 shares subject to acquisition by Mr. Biglari within 60 days upon exercise of options held by him. Mr. Sedaghat expressly disclaims beneficial ownership of any shares other than 169,921 shares held in street name on behalf of Mr. Sedaghat. Mr. Dash is an investment advisor whose clients, as of September 28, 2006, have an aggregate of 55,034 shares of Common Stock (“Client Shares”) held in street name on their behalf. The Client Shares are held through accounts managed by Dash Acquisitions LLC, of which Mr. Dash is the President. Mr. Dash expressly disclaims beneficial ownership of any shares other than 6,550 shares held in street name on behalf of Mr. Dash and the Client Shares and, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, 2,000 shares subject to acquisition by Mr. Dash within 60 days upon exercise of options held by him. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than as set forth in this paragraph.
Page 8 of 10 Pages

     Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.
Item 1. Security and Issuer.
     The class of equity securities to which this statement relates is the Common Stock of the Issuer. According to the Issuer’s Form 10-Q for the quarter ended June 30, 2006, the Issuer had 1,189,850 shares of Common Stock outstanding as of August 11, 2006. On August 10, 2006, the Issuer effected a 1 for 10 reverse stock split. The principal executive office of the Issuer is located at 317 Kimball Avenue, N.E., Roanoke, Virginia 24016.
Item 4. Purpose of Transaction.
     The Reporting Persons believe that they have substantially accomplished the previously stated goals of their group. Accordingly, effective on the date of this Amendment, the Reporting Persons have agreed to disband their group and will no longer operate as a group in furtherance of any purpose set forth under Item 4 of Schedule 13D (although they reserve the right to reconstitute the group in order to pursue such or other purposes in the future, as they may deem necessary).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Consistent with the agreement among the Reporting Persons to disband their group, the Reporting Persons have entered into a Termination Agreement to terminate their Stockholders Voting Agreement and their Joint Filing Agreement (both of which was previously filed as an exhibit to the Original Schedule 13D). The Termination Agreement is filed as an exhibit hereto.
Item 7. Material to be Filed as Exhibits.
     In addition to the exhibits to the Original Schedule 13D, the following additional documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description
99.3	Termination Agreement, dated September 29, 2006, by and among the Reporting Persons.
Page 9 of 10 Pages

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2006	THE LION FUND, L.P.
	By:	Biglari Capital Corp.,
General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

Date: September 29, 2006		BIGLARI CAPITAL CORP.
	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

Date: September 29, 2006		/s/ Sardar Biglari
Sardar Biglari

Date: September 29, 2006		/s/ Shawn Sedaghat
Shawn Sedaghat

Date: September 29, 2006		/s/ Jonathan Dash
Jonathan Dash

Date: September 29, 2006		/s/ Titus W. Greene
Titus W. Greene

Page 10 of 10 Pages